June 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Donald Field

Re:	AssetMark Financial Holdings, Inc. Registration Statement on Form S-3/A Registration No. 333-240311 Request for Acceleration

Dear Mr. Field:

In accordance with Rule 461 under the Securities Act of 1933, as amended, AssetMark Financial Holdings, Inc. (the “Company” or “we”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-240311) initially filed on August 3, 2020 and as subsequently amended on June 17, 2021 (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 P.M. Eastern Time on July 1, 2021, or as soon as practicable thereafter, or at such other later time as our legal counsel, Davis Polk & Wardwell LLP, may request by a telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

Very truly yours,

AssetMark Financial Holdings, Inc.

By:	/s/Natalie Wolfsen
	Name:	Natalie Wolfsen
	Title:	Chief Executive Officer